UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 3, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.      Reporting Issuer

         CREO PRODUCTS INC. ("Creo")
         3700 Gilmore Way
         Burnaby, British Columbia
         V5G 4M1

2.      Date of Material Change

         October 31, 2000

3.      Press Release

         Date of Issuance:          October 31, 2000

         Place of Issuance:         Vancouver, British Columbia

4.      Summary of Material Change

         Creo Products Inc. (NASDAQ: CREO, TSE: CRE) ('Creo') announced that it has completed a further (US)$32 million investment in printCafe Inc., an Internet-based, business-to-business communication solution tailored specifically for the printing and graphic arts industries.

5.      Full Description of Material Change

         Creo has completed a further (US)$32 million investment in printCafe, Inc. as part of a larger (US)$62.5 million private placement completed by printCafe, Inc. with both existing and new investors. Through a wholly owned subsidiary, Creo has acquired 8,000,000 shares of non-voting Series E-3 Preferred stock in the capital of
         printCafe at a purchase price of (US)$4.00 per share. The aggregate investment was satisfied by a further investment of (US)$5 million, conversion of a note in the principal amount of (US)$5 million and the issuance of
         692,433 Common shares of Creo at a deemed price per share of (US)$31.77.

6.      Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of
         the Securities Act (Ontario)

         Not applicable.

7.      Omitted Information

         Not applicable.

8.      Senior Officers

         For further information contact:

         Amos Michelson
         Creo Products Inc.
         3700 Gilmore Way
         Burnaby, BC
         V5G 4M1

         Telephone:           (604) 451-2700
         Facsimile:             (604) 419-4798

9.      Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 2nd day of November, 2000.

                                                                     CREO PRODUCTS INC.

                                                                     Per: "Amos Michelson"
                                                                           (Authorized Signatory)

                                                                     Amos Michelson

                                                                     Chief Executive Officer
                                                                     (Print Name and Title)